Symetra Mutual Funds Trust 777 108th Avenue NE, Suite 1200 Bellevue, WA 98004-5135 Mailing address: PO Box 34690 Seattle, WA 98124-1690 Phone: 1.800.796.3872 TTY/TDD 1.800.833.6388 www.symetra.com
July 8, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:  Mr. Jason Fox, Division of Investment Management

Re:           Symetra Mutual Funds Trust; Annual Report as of December 31, 2012

Dear Mr. Fox:

In a telephone conversation with Julie Bodmer of Symetra on June 14, 2013, you provided comments (“Comments”) on the Form N-CSR filing made by Symetra Mutual Funds Trust (the “Trust”) for the year ended December 31, 2012.

You requested that written responses to the Comments be filed via EDGAR correspondence within thirty days.  This letter is intended to respond to the Comments on behalf of the Trust.  Each Comment and the response thereto is provided below.

Comment 1:        The Financial Highlights section of the report should include a footnote to the effect that “Total return” does not include any charges or expenses imposed by variable annuity insurance product contracts.

Response:            In future reports to shareholders, beginning with the Trust’s upcoming semi-annual report, the Financial Highlights section will include a footnote as follows:  “Total return does not reflect any charges or expenses imposed by variable insurance product contracts.”  A similar note is currently included in the management discussion portion of the Investment Returns section.

Comment 2:        EDGAR currently reflects, under the series and class tab for the Trust, an active status for the Trust’s funds that have been reported as liquidated.  Please ensure the EDGAR record is corrected to show the liquidated funds as inactive.

Response:           The requested change will be made after the last filing for which reporting on the liquidated funds is required.

If you have any questions or concerns about the responses set forth above or require any additional information, please call the undersigned at 425-256-6119.

Sincerely,
/s/ Gregory J. Lyons

Gregory J. Lyons
Vice President